SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A*

(Amendment No.8)*
GSI GROUP INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

36191C106
(CUSIP Number)

John Oliva
Highbridge Capital Management, LLC
40 West 57th Street, 32nd Floor
New York, NY 10019
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,406,106 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,931,106 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,406,106 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%*
14	TYPE OF REPORTING PERSON OO

*  The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein include shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the annual and special meeting of the Issuer to be held on November 23, 2010.  The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the November 23, 2010 meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares.  Following the November 23, 2010 meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,406,106 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,931,106 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,406,106 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%*
14	TYPE OF REPORTING PERSON OO
*  The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein include shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the annual and special meeting of the Issuer to be held on November 23, 2010.  The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the November 23, 2010 meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares.  Following the November 23, 2010 meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,406,106 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,931,106 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,406,106 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%*
14	TYPE OF REPORTING PERSON IN
*  The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected herein include shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the annual and special meeting of the Issuer to be held on November 23, 2010.  The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the November 23, 2010 meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares.  Following the November 23, 2010 meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 8 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010, Amendment No. 4 filed on March 19, 2010, Amendment No. 5 filed on May 11, 2010, Amendment No. 6 filed on May 18, 2010 and Amendment No. 7 filed on July 26, 2010, the "Schedule 13D") with respect to the common stock, no par value (the “Common Stock”), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the  "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

A.  Highbridge Capital Management, LLC

(a)	As of the date hereof, Highbridge Capital Management, LLC may be deemed the beneficial owner of 5,406,106 shares of Common Stock.

Percentage: Approximately 5.4% as of the date hereof.  The percentages used herein and in the rest of Item 5 are calculated based upon 100,026,396 shares, which reflects the number of shares of Common Stock outstanding as of October 18, 2010, as reported in the Issuer’s Definitive Schedule 14A filed on October 27, 2010.  The number of shares over which the Reporting Persons have shared voting power, the aggregate amount beneficially owned and the corresponding percentages reflected in this Item 5 include shares which the Reporting Persons disposed of following the record date of shareholders entitled to vote at the annual and special meeting of the Issuer to be held on November 23, 2010.  The Reporting Persons no longer have dispositive power over such shares, but the power to vote such shares at the November 23, 2010 meeting did not automatically transfer with the shares and therefore, the Reporting Persons may still be deemed to beneficially own such shares.  Following the November 23, 2010 meeting, the Reporting Persons will no longer have beneficial ownership over such shares.

(b)	1. Sole power to vote or direct vote: 0
   2. Shared power to vote or direct vote: 5,406,106
   3. Sole power to dispose or direct the disposition: 0
   4. Shared power to dispose or direct the disposition:  4,931,106

(c)
 Highbridge Capital Management, LLC did not enter into any transactions in the Common Stock within the last sixty days.  The transactions in the Common Stock within the last sixty days by Highbridge International LLC, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 6 of 8 Pages

(e) Not applicable.

B.  Highbridge International LLC

(a)	As of the date hereof, Highbridge International LLC may be deemed the beneficial owner of 5,406,106 shares of Common Stock.

Percentage: Approximately 5.4% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 5,406,106
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition:  4,931,106

(c)
The transactions in the Common Stock within the last sixty days by Highbridge International LLC, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

C.  Glenn Dubin

(a)	As of the date hereof, Glenn Dubin may be deemed the beneficial owner of 5,406,106 shares of Common Stock.

Percentage: Approximately 5.4% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 5,406,106
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 4,931,106

(c)
Glenn Dubin did not enter into any transactions in the Common Stock within the last sixty days.  The transactions in the Common Stock within the last sixty days by Highbridge International LLC, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Shares owned by Highbridge International LLC.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2010

HIGHBRIDGE INTERNATIONAL LLC			HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
its Trading Manager		By:	/s/ John Oliva
		Name:	John Oliva
		Title:	Managing Director

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by Highbridge International LLC within the last sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Purchase Price Per Share ($)*
9/7/2010	(180,000)	2.27
9/27/2010	(78,500)	2.51
9/28/2010	(50,000)	2.50
10/06/2010	(25,000)	2.50
10/13/2010	(25,000)	2.60
10/14/2010	(25,000)	2.60
10/15/2010	(125,000)	2.59
10/19/2010	(100,000)	2.60
10/20/2010	(25,000)	2.60
10/21/2010	(25,000)	2.63
10/25/2010	(225,000)	2.65
10/29/2010	(100,000)	2.88

*           Excluding commissions.